Spectra Energy Partners, LP

5400 Westheimer Court

Houston, Texas 77056

November 18, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Michael Kennedy

Re:	Spectra Energy Partners, LP – Registration Statement on Form S-3 (Registration No. 333-207862)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Spectra Energy Partners, LP, a Delaware limited partnership (the “Partnership”), hereby respectfully requests that the effective time of the above-referenced Registration Statement on Form S-3 filed by the Partnership (the “Registration Statement”) be accelerated to 4 p.m., Eastern Standard Time, on Friday, November 20, 2015, or as soon thereafter as practicable.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

Very truly yours,

SPECTRA ENERGY PARTNERS, LP

By:	SPECTRA ENERGY PARTNERS (DE) GP, LP
its General Partner

	By:	SPECTRA ENERGY PARTNERS GP, LLC
its General Partner

		By:	/s/ Laura J. Buss Sayavedra
Laura J. Buss Sayavedra
Vice President and Treasurer

cc:	Christopher Agbe-Davies, Esq.
Robyn Zolman, Esq., Gibson, Dunn & Crutcher LLP